INVEST IN **HOON**

Software for consultants. Anyone can have their own consulting gig now



LEAD INVESTOR



Todd Folk CEO, AppApp

I'm investing in Jon first and foremost - I've worked with this man for years and have seen him take other people's companies from small startup to $100m+ companies with how effective he is at selling. Dude is a literal monster that knows no quit. While I do think the business concept is good, as the consulting space is a rapidly growing industry - make no mistake, this is a bet on the jockey not the horse - because jockeys win races.

Invested $1,000 this round

Learn about Lead Investors

hoonco.com Essex Fells NJ

Technology Infrastructure Software Marketplace B2B

OVERVIEW UPDATES WHAT PEOPLE SAY 34 ASK A QUESTION

Highlights

1. Founding team with combined 25 years consulting experience
2. Building product to compliment their own existing consulting businesses
3. Experience building revenues from $0 to $1M MRR in less than three years
4. Mission to create an equal playing field for all!

Our Team



Jon Ebner President and CEO

Co-founder of BTWN, 1st round knockout in golden gloves, meditation teacher, father, husband, lunch enthusiast

> We have always wanted to be of service in a BIG way. When we thought of HOON we realized this was it!



Joe Colasuonno COO

Serial entrepreneur

Pitch

Hi, I am Jon Ebner, and I have been in the marketplace business my entire career. I began by taking over my father's business as an apple computer reseller when I was 25 after he passed away. I went on to start from scratch in the food-tech start up world at Cater2.me, where I helped build revenues to $1M per month in NY, as I took over for the founder as GM. I then spent 3 years at Platterz as the first hire in the US building a team from scratch and revenues of $12M ARR. I have been consulting all along the way and also founded a start up called BTWN to help people between jobs. I am a born salesman and hustler. I am also a Father to a 3 year old, a husband, a golden glove boxer, and former meditation teacher. I believe in service to others on a massive scale and that is why we have built HOON.

HOON will provide value to our users by allowing them to simply and easily start their own consulting business. Our software will provide everything you need to get started: video software, billing, sales assistance, tax information - you name it! We will be charging a monthly subscription fee. Our goal in year 1 is to acquire 100 new users at around a $30 per month fee. This would equate to a $3000 MRR by year 1. In year 2 we expect this number to increase to 1000 users and generate $360,000 ARR. These projections cannot be guaranteed.